Exhibit 21.1

List of Subsidiaries of SharpLink Gaming, Inc.

At the Closing of the Domestication Merger

Subsidiary	Jurisdiction of Incorporation
SharpLink Gaming Ltd.	Israel
FourCubed Acquisition Company, LLC	Delaware
FPSVHoldings Ltd.	Israel
Holdings Quin, LLC	Delaware
Jarga BV	Netherlands
LeagueSafe Management, LLC	Minnesota
Management and Investment Company Bohera B.V.	Netherlands
Mer Fifth Avenue Realty Corp.	New York
MTS Asia Ltd.	Hong Kong
SharpLink, Inc.	Minnesota
SharpLink Merger Sub Ltd.	Israel
SHGN Acquisition Corp.	Delaware
SLG1Holdings LLC	Delaware
SLG2Holdings LLC	Delaware
Sports Technologies LLC	Minnesota
SportsHub PA, LLC	Pennsylvania
SportsHub Reserve, LLC	Minnesota
Tabs Brazil	Brazil
Trendfront Marketing International Limited	Malta
Vendura B.V.	Netherlands
Vexigo Ltd	Israel
Virtual Fantasy Games Acquisitions, LLC	Minnesota
Voltera V.O.F.	Netherlands